February 15, 2006

via U.S. mail and facsimile

David M. Kelly, Chief Executive Officer
Matthews International Corporation
Two Northshore Center
Pittsburgh, PA 15212

RE: Matthews International Corporation
Form 10- K for the Fiscal Year Ended September 30, 2005
Filed December 14, 2005
File No. 0-09115

Dear Mr. Kelly:

We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

Sincerely,

Nili Shah
Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE